Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces Monthly Distribution & Hedging Update

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, Feb. 14 /CNW/ - Advantage Energy Income Fund ("Advantage" or
"the Fund") announces that the cash distribution for the month of February will be $0.15 per Unit. The distribution represents an annualized yield of
14.4% based on the February 13, 2007 closing price of $12.54 per Unit.
    The distribution will be payable on March 15, 2007 to Unitholders of record at the close of business on February 28, 2007. The ex-distribution date is February 26, 2007. The cash distribution is based on approximately
113.9 million Units outstanding.
    The CDN$0.15 per Unit is equivalent to approximately US$0.13 per Unit if converted using a Canadian/US dollar exchange rate of 1.17. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
    Advantage has also entered additional hedging to help protect cash flows in 2007 and early 2008. Overall, 48% of our net gas production is now hedged for the 2007 calendar year at a floor of $7.55/mcf. For the first quarter of
2007, Advantage has secured 58% of our net gas production at an $8.42/mcf floor price. For the summer months, 54% of our net gas production is hedged at a floor of $7.08/mcf. The Fund has further hedged approximately 11% of net gas production for the 2007-2008 winter at a floor price of $8.44/mcf. With regards to crude oil, Advantage has currently hedged 14% of its 2007 net crude oil production at an average floor price of US$65.00/bbl. A detailed listing of our various hedges is included on our website at www.advantageincome.com.

    Advisory

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: (866) 393-0393;
Advantage Energy Income Fund, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 13:54e 14-FEB-07